Contact

www.linkedin.com/in/bartholomew-
jones-24b11819 (LinkedIn)

Top Skills

Teaching
Public Speaking
Non-profits

Bartholomew Jones

Founder at Cxffeeblack LLC
Memphis, Tennessee, United States

Experience

Cxffeeblack LLC
Owner
January 2020 - Present (4 years 6 months)
Memphis, Tennessee, United States

New Hope Christian Accademy
Educational Specialist
February 2012 - January 2020 (8 years)

Wheaton College
Wheaton College Student
August 2008 - December 2012 (4 years 5 months)

Education

Wheaton College
Bachelor of Education (B.Ed.), Elementary Education and
Teaching · (2008 - 2013)